SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

16003966

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2949 East Elvira Road, Suite 101
(No. and Street)

Tucson (City) AZ (State) 85756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary P. Tyc (520) 474-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A's CPA's
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Drive, Suite 100 (Address) Tucson (City) AZ (State) 85712 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Arizona
County of Pima

OATH OR AFFIRMATION

I, Gary P. Tyc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Distributors LLC, as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CASSIDY GILBERTSON
Notary Public, State of Arizona
Pima County
My Commission Expires
March 17, 2019

Signature

Vice President
Title

Cassidy Werner
Notary Public Cassidy Gilbertson

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
REPORT OF INDEPENDENT REIGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CASH FLOWS	4
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTAL SCHEDULE:	
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934	8
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	9
EXEMPTION REPORT	10

R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

We have audited the accompanying statement of financial condition of **DAVIS DISTRIBUTORS, LLC** (a Delaware limited liability company) (the "Company"), a wholly-owned subsidiary of Davis Selected Advisers, L.P., as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davis Distributors, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Davis Distributors, LLC's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule of computation of net capital for brokers and dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs
A Professional Corporation

Tucson, Arizona
February 26, 2016

520.881.4900
520.881.1475 Fax
4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712
www.RandAcpas.com

Davis Distributors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash and equivalents	$ 23,531,953
Receivables:	
Expenses advanced for related party	3,683,171
Underwriting commissions	43,711
Other current assets	240,150
Total current assets	27,498,985
OTHER ASSETS:	
Other assets	4,192
Deferred sales commissions, net	852,227
Property and equipment, net of accumulated depreciation of $157,475	16,488
TOTAL	$ 28,371,892

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 8,819,095
Payable to related party	7,699,020
Total current liabilities	16,518,115
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in-capital	365,227,656
Accumulated deficit	(353,374,879)
Shareholders' equity	11,853,777
TOTAL	$ 28,371,892

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Distribution plan fees	$ 61,809,992
Underwriting commissions	714,914
Interest income	10,306
Total	62,535,212
EXPENSES:	
Selling, general and administrative	74,462,138
Amortization of deferred sales commissions	375,192
Salaries, wages and benefits	1,797,081
Total	76,634,411
NET LOSS	$ (14,099,199)

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(14,099,199)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	4,409
Amortization of deferred sales commissions	375,192
Changes in operating assets and liabilities:	
Expenses advanced for related party	2,200,520
Underwriting commissions receivable	(6,435)
Due to/from related party	(342,704)
Other assets	675
Deferred sales commissions	(44,687)
Accounts payable and accrued expenses	(3,061,033)
Net cash used in operating activities	(14,973,262)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributions	13,000,000
Net cash provided by financing activities	13,000,000
DECREASE IN CASH AND EQUIVALENTS	(1,973,262)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	25,505,215
CASH AND EQUIVALENTS AT END OF YEAR	$ 23,531,953

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-In-Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2014	100	$ 1,000	$352,227,656	$(339,275,680)	$ 12,952,976
Capital contributions			13,000,000		13,000,000
Net loss				(14,099,199)	(14,099,199)
BALANCE AT DECEMBER 31, 2015	100	$ 1,000	$365,227,656	$(353,374,879)	$ 11,853,777

See notes to financial statements

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Distribution plan fees received by the Company from such mutual funds are credited to income as earned. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions.

The Company places its cash and equivalents with various credit institutions. At times, such investments may be in excess of the FDIC insurance limits; however, management does not believe it is exposed to any significant credit risk on cash and equivalents.

For purposes of the statement of cash flows, the Company considers all short-term investments with a purchased maturity of three months or less to be cash equivalents.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition

Receivables are primarily expense reimbursements advanced by the Company to the mutual funds. As amounts are collected from related entities, no allowance for uncollectible accounts has been recorded or is considered necessary by management.

Property and equipment is recorded at cost. Equipment and building improvement depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Property and equipment on the balance sheet include the following classes and are depreciated over the following lives:

	Years
Building improvements	15
Furniture and equipment	3 - 7

As a limited liability company, the Company is not subject to income taxes. The Company provides for income taxes under the provisions of accounting principles generally accepted in the United States of America, which requires management's determination of the existence of uncertain tax positions for which it is reasonably possible that reported total amounts could significantly differ from amounts that may be determined upon examination by taxing authorities. The company is no longer subject to US federal, state, local, or non-US tax examinations by tax authorities for years before 2010. Management does not currently believe that any tax positions of the Company are materially uncertain enough to require disclosure under these provisions.

Note 2 – Related Parties

Amounts due to Davis Selected Advisers, L.P. represent operational expense allocations and reimbursements. During 2015, the Company reimbursed marketing expenses incurred by a related company and subsidiary of Davis Selected Advisers, L.P. in the amount of $13,019,907.

Certain officers and directors of the Company also serve as officers and directors of the Funds.

Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $6,622,506 and net capital requirements of $1,101,208. The ratio of aggregate indebtedness to net capital was 2.49 to 1.

Note 4 – Employees' Retirement Plans

The Company provides a 401(k) plan for its employees including discretionary matching contributions by the Company, up to 10% of employee compensation, subject to plan and statutory limits. For the year ended December 31, 2015 the Company contributed $105,788 under the provisions of the plan.

Note 5 – Contingencies

The Company is involved from time to time in various claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the Company's financial position or results of operations when resolved.

Note 6 – Subsequent Events

Accounting principles generally accepted in the United States of America require the disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. However, the guidance does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued). The Company evaluated subsequent events through February 26, 2016, which represents the date the accompanying financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

Davis Distributors, LLC
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$ 11,853,777
Less nonallowable assets:	
Deferred sales commissions, net	(852,227)
Receivables and other assets	(3,927,513)
Property and equipment, net	(16,488)
Total	(4,796,228)
Net capital before haircut and other deductions	7,057,549
Less haircut on investments:	
Money Market mutual funds	(435,043)
Net capital	6,622,506
MINIMUM NET CAPITAL REQUIREMENT - The greater of $25,000 or 6-2/3% of aggregate indebtedness of $16,518,115	1,101,208
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 5,521,298
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$ 16,518,115
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.49 to 1

The differences that exist between the above net capital computation and the corresponding calculations included in the Company's Form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT

R & A CPAs
A Professional Corporation

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Davis Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R & A CPAs
a Professional Corporation

Tucson, Arizona
February 26, 2016

520.881.4900
520.881.1475 Fax
4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712
www.RandAcpas.com

Davis Distributors, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

Davis Distributors, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. Sections 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): Limited business as defined by Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

____
Davis Distributors, LLC

I, Gary P. Tyc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice-President / Chief Financial Officer

520.881.4900 • 520.881.1475 Fax
4542 E. Camp Lowell Drive • Suite 100
Tucson, Arizona 85712
www.RandAcpas.com

R & A CPAs
A PROFESSIONAL CORPORATION

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

DAVIS DISTRIBUTORS, LLC
A Wholly-Owned Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2015
Exemption Report and Reports of Independent
Registered Public Accounting Firm
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

R & A CPAs
A PROFESSIONAL CORPORATION

DAVIS DISTRIBUTORS, LLC
A Wholly-Owned Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2015
Exemption Report and Reports of Independent
Registered Public Accounting Firm
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT